UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36187

EVOGENE LTD.
 (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 20, 2024, Evogene Ltd., or Evogene, issued a press release announcing the receipt of a letter from the Nasdaq Stock Market LLC. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

   This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-253300 and 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports Receipt of Nasdaq Minimum Bid Price Notification.